February 12, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn: Russell Mancuso, Esq., Branch Chief

Re:	SpatiaLight, Inc. (the “Company”), Pre-Effective Amendment No. 5 to Registration Statement on Form S-3 filed February 12, 2007 (File No. 333-137100) and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

This letter is submitted to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) as a supplemental response to our responses dated December 15, 2006, January 30 and January 31, 2007 to the comments, dated November 20, 2006 and January 11, 2007, of the Staff (the “Commission Letters”) with respect to the Company’s Pre-Effective Amendment No. 4 to Registration Statement on Form S-3, filed on December 18, 2006, File No. 333-137100 (the “Registration Statement”).

Pursuant to the conversations on February 8, 2007 and February 9, 2007 between Mr. Martin James and Mr. Todd Hardeman of the Commission and Ms. Kathleen Mack of the Company, we have reconsidered our responses in note 12 of our response dated January 30, 2007 and our follow up response in the letter dated January 31, 2007.

As discussed in various conversations, it was the Company’s understanding that, with regard to the prepayment of interest by the Company to Argyle Capital Management Corporation (“Argyle”), a company owned and controlled by Robert Olins, should Argyle convert their notes prior to their maturity date (December 2008), Argyle would return shares representing unearned interest at the time of the conversion. On February 9, 2007, we received a letter from Argyle confirming this understanding. The letter, signed by Mr.Olins, and filed as an exhibit to Form S-3, Amendment No. 5 (File No. 333-137100) is quoted below:

“Please refer to the Promissory Notes payable in the aggregate principal amount of $1,188,000 (the “Notes”) payable to the order of Argyle Capital Management Corporation (“Argyle”) and the various agreements between SpatiaLight, Inc. (“SpatiaLight”) and Argyle relating to the Notes. From time to time, SpatiaLight has prepaid interest due on the Notes by the issuance of shares of SpatiaLight common stock, $.01 par value. Existing documentation relating to the prepayment of interest does not adequately establish the intention of Argyle and SpatiaLight in the event that the Notes are repaid or converted according to their terms prior to maturity.

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Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

This letter confirms and acknowledges that it is, and at all times has been, our understanding that in the event of Argyle’s request that any Note is converted into shares of common stock prior to its maturity, Argyle will return to SpatiaLight those shares of SpatiaLight common stock issued for unearned interest on such Note.

We acknowledge that this letter evidences our understanding of the obligations of Argyle at any time under the Notes, whether prior to or after the date hereof, and that Argyle will not be allowed to make any claim or assert any position that is different from the foregoing understanding.”

This letter confirms the oral representations and intentions of the parties when the prepayment of interest had occurred. Because the Company has recourse to the shares in the event of conversion prior to the maturity of the notes, the common shares paid to Argyle concurrent to the subordination and extension of the Argyle notes that occurred on November 30, 2004, did not constitute a fee as described in EITF 96-19 but rather is prepayment of interest. Therefore, the Company no longer believes, as described in our response dated January 31, 2007, that there was a debt extinguishment pursuant to EITF 96-19 on November 30, 2004.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The management of the Company genuinely appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Please feel free to contact the undersigned at 415-883-1693, or Lawrence E. Wilson, at Franklin, Cardwell, and Jones at (713) 222-6025, should you have any questions or require further information.

Sincerely,

By:	/s/ David F. Hakala David F. Hakala Chief Executive Officer, Chief Operating Officer and Principal Financial and Accounting Officer

cc:	Donald C. Hunt, Esq. Attorney, Advisor, SEC Lawrence E. Wilson, Franklin, Cardwell & Jones Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP

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Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com